UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AVINO SILVER & GOLD MINES LTD.
(Exact name of registrant as specified in its charter)

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

AVINO SILVER & GOLD MINES LTD.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On April 22, 2013, the Board of Directors of Avino Silver & Gold Mines Ltd., a company incorporated under the British Columbia Business Corporations Act (the “Company”), granted one right (each, a “Right”) attached to each outstanding share of common stock, of the Company (the “Common Shares”).

The following is a summary description of the Rights. This summary is intended to provide a general description only and is qualified in its entirety by reference to subject to the detailed terms and conditions of the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. (the “Rights Agent”) dated April 22, 2013, a copy of which is attached to as Exhibit 2.1 to the Company’s Form 20-F filed on May 14, 2013 and is incorporated herein by reference (the “Rights Plan Agreement”).

Grant of Rights

The Rights Plan Agreement became effective when it was approved and adopted by the board of directors on April 22, 2013 (the “Effective Date”), subject to ratification of the Rights Plan Agreement by the shareholders of the Company (the “Shareholders”). The Rights Plan Agreement was ratified by the Shareholders on June 27, 2013. The Rights Plan Agreement was designed to provide Shareholders with adequate time to properly assess the merits of a take over bid without undue pressure. One of the purposes of the Rights Plan Agreement is to permit competing take over bids to emerge prior to the expiration of a take over bid. The Rights Plan Agreement is designed to give the board of directors of the Company time to consider alternatives in maximizing for Shareholders the full and fair value for their Common Shares. The Rights Plan Agreement was not adopted in response to any particular acquisition proposal, and it is not designed to secure the continuance in office of the current management or directors of the Company. The Rights Plan Agreement was designed to discourage discriminatory or unfair take over bids for the Company and gives the board time, if appropriate, to pursue alternatives to maximize value to the Shareholders, in the event of an unsolicited take over bid to acquire control of the Company. The Rights Plan Agreement will encourage an offeror to proceed by way of a Permitted Bid (as defined below), or to approach the board with a view to negotiation, by creating the potential for substantial dilution of the offeror’s position. The Permitted Bid provisions of the Rights Plan Agreement are designed to ensure that, in any take over bid, all Shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take over bid on a fully informed basis.

The terms of the Rights Plan Agreement are set out therein. The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the entire text of the Rights Plan Agreement. In order to implement the Rights Plan Agreement, the board of directors authorized the Company to issue one Right to acquire additional Common Shares pursuant to the formula set forth in the Rights Plan Agreement in respect of each Common Share outstanding as of 12:01 a.m. (Vancouver local time) on the Effective Date. New certificates for Common Shares issued after the Effective Date will contain a notation incorporating the Rights Plan Agreement by reference. Each Right will become exercisable to purchase one Common Share of the Company at a purchase price of CDN $30.00 (such purchase price, as may be adjusted, being the “Purchase Price”).

Until the Separation Time (as defined below):

•	the Rights will not be exercisable;

•	the Rights will be evidenced by the certificates for Common Shares and not by separate rights certificates; and

•	the Rights will be transferable by, and only in connection with, the transfer of Common Shares.

Separation Time; Beneficial Ownership

As noted above, the Rights are not exercisable until the Separation Time. As of and after the Separation Time, the Rights will separate from the Common Shares.

The “Separation Time” is the earliest of:

•
The day of a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 20% or more of the outstanding voting shares then outstanding (or, in the case of a person that had beneficial ownership of 20% or more of the outstanding Common Shares on the date the Rights Agreement was executed, by obtaining additional beneficial ownership of more than 1% of the voting shares outstanding at the Record Date) other than as a result of repurchases of Common Shares by the Company and certain other limited circumstances; and

•
The date of the commencement of or first public announcement of any person (other than the Company or any subsidiary) to commence a tender or exchange offer if upon consummation thereof, such person would become an Acquiring Person, unless such bid is a Permitted Bid (as defined therein) or a Competing Permitted Bid (as defined therein).

Upon such acquisition or announcement of a take over bid (defined in the Rights Plan Agreement as a “Flip-in Event”), each holder of a Right (except the Acquiring Person) will thereafter have the right to receive, upon exercise of the Rights, Common Shares (or, in certain circumstances, other securities, cash, or other assets of the Company) having a Market Price (as immediately defined below) equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Plan Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.

The “Market Price” of the Common Shares will be equal to the average twenty (20) trading day closing price of the Common Shares preceding the date of the Flip-in Event. The reporting of earnings per share on a fully diluted or non-diluted basis will be affected by the exercise of the Rights. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bids

Under the Rights Plan Agreement, to qualify as a Permitted Bid, a take over bid must be made by means of a take over bid circular delivered to all holders of Common Shares. The take over bid must expressly state that Common Shares issued on the exercise of any warrants, stock options, or other securities convertible into Common Shares after the bid is made will be eligible for tender under the bid. The take over bid must be open for acceptance for at least sixty (60) days after the bid is made, and the bid must require that only if more than fifty (50%) percent of the outstanding Common Shares held by independent Shareholders are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. However, public notice of this fact must be given, and the bid must then be extended for a further period of at least ten (10) business days from the date of such notice, so that other minority Shareholders may have an opportunity to tender their Common Shares. As well, to qualify as a Permitted Bid, the bid must permit withdrawal of deposited Common Shares at any time.

These requirements enable each Shareholder to decide to tender their shares based solely upon the merits of the bid. A Shareholder need not be influenced by the likelihood that a bid will succeed. If more than fifty (50%) percent of the outstanding Common Shares have been tendered to a bid, a Shareholder who has not already tendered to that bid or to a competing bid will have a further then (10) business days to decide whether or not to tender his or her shares to the original bid or the competing bid.

Expiration of Rights

The Rights will expire on the earliest of (a) the time at which the Rights are redeemed (as described below), (b) the time at which the Rights are exchanged in full (as described below), or (c) April 22, 2021.

Change of Exercise of Rights Following Certain Events

Exchange Event. At any time on or after any person has become an Acquiring Person, the Board of Directors may, without seeking approval of the holders of the Common Shares or Rights, exchange the Rights (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) either (i) in return for the Purchase Price and rights, cash equity or other securities or other property or assets having a value equal to twice the Purchase Price, or (ii) in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash equity or other securities or other property or assets having a value equal to the Purchase Price.

Termination of Rights. At any time on or after any person has become an Acquiring Person, the Board of Directors may, at their sole discretion, (a) interpret the provisions of the Rights Plan Agreement, and (b) make all determinations deemed necessary or advisable for the administration of the Rights Plan Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to terminate or amend the Rights Plan Agreement), and such interpretations or determinations by the directors shall be final, conclusive and binding on the Company, the Rights Agent, the holders of Rights and all other parties and shall not subject the directors to any liability to the holders of Rights.

Redemption

At any time prior to the Flip-In Event, the Board of Directors of the Company may direct the Company to redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (payable in cash, Common Shares, or other consideration deemed appropriate by the Board of Directors of the Company). Immediately upon the action of the Board of Directors of the Company directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0001 redemption price.

Amendment

Prior to the Separation Time, the Board may amend the Rights Plan Agreement in any respect. After such time, a shareholder vote may be required to approve such amendment.

Antidilution

The Rights Plan Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

A copy of the Rights Plan Agreement is available free of charge from the Company. The foregoing description of the Rights Plan Agreement is qualified in its entirety by reference to the full text of the Rights Plan Agreement, as amended from time to time, the complete terms of which are incorporated herein by reference. A copy of the Rights Plan Agreement has been filed as Exhibit 1 to this Registration Statement.

Item 2. Exhibits.

The following exhibit is filed as a part of this Registration Statement:

Exhibit No.	Description

1	Shareholder Rights Plan Agreement between Avino Silver & Gold Mines Ltd. and Computershare Investor Services Inc. dated April 22, 2013, (incorporated herein by reference to Exhibit 2.1 to the Company’s Form 20-F filed on May 14, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AVINO SILVER & GOLD MINES LTD.

Date: December 31, 2013	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)